Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

NU and NSTAR Agree to Merge

Overview of the Merger

What was announced today?

•	Northeast Utilities and NSTAR today announced that the two companies have agreed to combine in a merger of equals to create the largest local utility in New England.

What does “merger of equals” mean?

•	It means that one company is not buying or taking over the other. The two companies simply combine all of their people and operations together to form a combined company.

Who is NSTAR?

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NSTAR is the largest Massachusetts-based, investor-owned electric and natural gas utility, with revenues of approximately $3 billion and assets totaling approximately $8 billion. NSTAR transmits and delivers electricity and gas to 1.1 million electric customers in 81 communities and nearly 300,000 gas customers in 51 communities. NSTAR employs more than 3,000 employees in its regulated business.

When will the merger happen?

•	The merger will close after all needed regulatory approvals have been obtained, which we expect to take 9-12 months.

What will the name of the company be?

•	The company will operate as a holding company that will use the name Northeast Utilities.

What happens between now and when the merger closes next year?

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The two companies will continue operating as usual, although during this period, joint teams from both companies will develop integration plans so the companies will be ready to begin operating together when the merger closes.

Reasons for the Merger

Why are the two companies merging?

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This is a significant strategic opportunity that will benefit all stakeholders: customers, employees, shareholders and our communities. Together, the two companies will have the size and strength to accomplish more than either could by itself.

What do you mean by that?

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NU will have over 3.5 million customers and 9,300 employees, will reach throughout New England, and will have exceptional financial strength. We will have the scale, scope and talent to promote and develop the significant new energy projects that will be needed in coming years, such as the Northern Pass transmission line to Canada that the two companies are already working on. The new platform will also give the company a strong voice in the development of regional energy policy, which is so important to the New England environment and the economy.

Management and Operations in the New Company

Who will lead the management of the new company?

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Chuck Shivery will serve as Chairman of the Board. Tom May, currently CEO of NSTAR, will be the CEO. The senior executives will be a blend of the current leadership teams from both NU and NSTAR. Specific positions will be as follows:

Greg Butler	General Counsel
Chris Carmody	Human Resources
Jim Judge	Chief Financial Officer
David McHale	Chief Admininstrative Officer
Joe Nolan	Corporate Relations
Lee Olivier	Chief Operating Officer

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Jim Robb will continue as Senior Vice President – Strategic Planning, a role that will take on more importance as we explore future opportunities to provide our customers with innovative energy solutions.

•	Jean LaVecchia will become Vice President – Integration, a key role as we move forward with pre- and post-merger strategies.

•	Operating company leadership and headquarters will remain unchanged. Werner Schweiger will serve as President of NSTAR. NSTAR gas operations will report to Rod Powell.

Where will the headquarters of the company be?

•	Because the company will have significant operations in both Massachusetts and Connecticut, the company will have dual headquarters, located in Boston and Hartford.

Who will be on the Board of Trustees of the new company?

•	There will be 14 board members, 7 chosen by NU and 7 chosen by NSTAR, including Chuck Shivery and Tom May.

Impact on Employees

How will this affect me?

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This transaction will create many opportunities to leverage our combined resources and share and implement best practices over the entire organization. To minimize any adverse effect on employees, we will limit hiring and take advantage of attrition and retirements.

Will jobs be affected by the merger?

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After the merger, we will continue to adopt best practices and look for efficiencies in the future company, just like we do on a continuous basis. The combination of the two companies will give us all an excellent opportunity to take a new look at our practices and adopt improvements where they make sense. Over time, there will no doubt be some changes in how we are organized and how we do things. Again, the purpose of the merger is not to cut jobs, but to leverage each company’s collective strengths for improved service to customers and increased value to shareholders.

Will compensation be affected by the merger?

•	We don’t anticipate that the merger will have an immediate impact on compensation.

Will there be any “early out” programs as part of the merger?

•	We do not anticipate that there will be an “early out” program at this time.

Impact on Customers

Will customers be impacted by the merger?

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There will be no negative impacts on customers. In the near term, customers will not see any change in their service levels, their rates or their bills. In the future, customers can expect to see improved service and greater value as the benefits of the merger are achieved.

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and directors and NSTAR’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.

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